Exhibit 99.5

Gaz de France enters the Italian storage market

Paris, July 7, 2008 – Gaz de France and Acea have decided to set up a joint venture with Gas Plus for the conversion into a natural gas storage facility of depleted gas deposits on the San Benedetto del Tronto site, in the Marche region. The Italian Ministry of the Economic Development has allocated this site at the end of an international call for tender. Gaz de France and Acea will own 51% of the joint venture, with the remaining 49% held by Gas Plus, which will also be responsible for operating the site.

To take part in this development, Gaz de France and Acea previously entered a partnership with respectively 70% and 30% ownership.

The storage facility – whose commercial launch is planned for 2012-2013 – offers an estimated potential of approximately 500 million cu.m., which represent approximately 5% of current capacity in Italy.

This operation allows Gaz de France to establish positions in the natural gas storage sector in Italy for the first time. It also enables the Group to consolidate its presence in a strategic market where it is already the 3rd largest supplier, and the 4th largest distributor, of natural gas. Gaz de France also has plans for an offshore LNG terminal under development in the same part of the Italian Marche region.

The operation also confirms Gaz de France’s determination to increase its storage capacity in Europe. The Group currently boasts the second largest storage capacity in Europe with facilities based in France, Germany, Slovakia, Romania and the United Kingdom.

Group profile:

Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs almost 50,000 employees and generated €27 billion in sales in 2007. The Group holds a portfolio of some 14 million clients, approximately 11 million of which are in France. Listed on the Paris Stock Exchange, Gaz de France is also part of the CAC 40 and Dow Jones Stoxx 600 indices.

Acea, company profile:

The Acea Group is present in the water industry (integrated water cycle), in the electricity sector and public lighting. Acea, working through Tad Energia Ambiente S.p.A., is also present in the energy recycling sector. It is the largest water supplier in Italy with a 14% market share; it managers water utility services for Rome, Frosinone, Pisa, Sienna, Grosseto, Florence, Lucca, Sarnese-Vesuviano and Perugia. As far as energy is concerned, Acea is one of the principal domestic operators in terms of distribution and also manages the public lighting systems in a number of Italian towns and cities, including Rome and Naples. Since 2002, Acea and Electrabel have been working together in the electrical power generation sector, energy trading and sales. The Acea Group plays an active role in environmental development and town & country planning policies.

SERVICE DE PRESSE 23, RUE PHILIBERT DELORME - 75840 PARIS CEDEX 17

Gas Plus, company profile:

Gas Plus is the 4th largest producer of natural gas in Italy after Eni, Edison and Shell Italia E&P. The company is active in the principal sectors of the natural gas industry, notably in exploration-production, procurement, distribution and sales, operating in the wholesale market as well as working with end customers in the retail segment. At December 31, 2007, the Group held 38 operating concessions throughout Italy, selling more than 800 million m3 of gas per year and managed – through joint ventures or companies under its control – a distribution network covering a total of approximately 1,200 kilometres in 35 municipalities, serving more than 100,000 customers and employing a staff of 170.

Press Contact:

Célestine Fauche
Tel.: 33-1 47 54 24 43
Email: celestine-externe.fauche@gazdefrance.com

SERVICE DE PRESSE 23, RUE PHILIBERT DELORME - 75840 PARIS CEDEX 17